Exhibit 12

MONSANTO COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)(2)

(Dollars in millions)

	Six Months Ended Feb. 29,	Year Ended Aug. 31,
	2012	2011	2010	2009	2008	2007
EARNINGS:
Income from Continuing Operations Before Income Taxes	$1,949	$2,374	$1,490	$2,918	$2,926	$1,328
Add:
Fixed charges	132	234	227	178	162	174
Dividends from affiliated companies	—	—	—	—	—	—
Equity affiliate (income) expense — net	(3)	(21)	(16)	(17)	(2)	34
Amortization of capitalized interest	8	15	14	13	16	15
Less:
Capitalized interest	(11)	(22)	(25)	(34)	(22)	(14)

Earnings available for fixed charges	$2,075	$2,580	$1,690	$3,058	$3,080	$1,537

FIXED CHARGES:
Interest expense(3)	$101	$172	$167	$107	$110	$136
Capitalized interest	11	22	25	34	22	14
Portion of rents representative of interest factor	20	40	35	37	30	24

Total Fixed Charges	$132	$234	$227	$178	$162	$174

Ratio of Earnings to Fixed Charges	15.72	11.03	7.44	17.18	19.01	8.83

(1)	Monsanto has not paid any preference security dividends and, therefore, has not included the ratio of combined fixed charges and preference security dividends to earnings for the relevant periods.

(2)	The operating results of the Dairy business has been conformed to discontinued operations presentation for all relevant fiscal years presented.

(3)	Includes amortization of deferred debt issuance costs and the interest component of the income tax provision.